

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2009

Dennis S. Hudson, III
Chairman & Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

>   **Re: Seacoast Banking Corporation of Florida**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 20, 2009**
>   **File No. 000-13660**

Dear Mr. Hudson:

        We have completed our limited review of your Preliminary Proxy Statement on Schedule
14A and related filings and have no further comments at this time.

>   Sincerely,

>   Kathryn McHale
>   Staff Attorney